Exhibit (a)(2)(B)
Dear Financial Advisor,
West 4 Capital LP and certain of its affiliates have commenced a tender offer to purchase up to 860,000 shares of the outstanding common stock (the “Shares”) of Lightstone Value Plus REIT II, Inc. (the “Company”) at a price of $5.51 per Share in cash (the “West 4 Offer”).
In response to the West 4 Offer, the Company is commencing a tender offer (the “Company Offer”) for up to 860,000 Shares at a price of  $6.00 per Share, expiring on December 29, 2023. The Company Offer is at a higher price than the West 4 Offer.
The Company’s board of directors (the “Board”) has evaluated the terms of both offers and notes that, although the Company Offer is at a higher price than the West 4 Offer, the price in both offers is substantially below the most recent estimated net asset value per Share (“NAV per Share”) of  $10.12 per share as of December 31, 2022.(1)
Because the offer prices under the Company Offer of $6.00 per Share and the West 4 Offer of $5.51 per Share are both substantially below the most recently published estimated NAV per Share of $10.12, the Board recommends that stockholders DO NOT tender their Shares in the Company Offer or the lower West 4 Offer.
For additional information, please access the Company’s SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.
Please follow the links below if you would like to see a copy of the Letter that will be mailed to Stockholders regarding the Board recommendation, the Schedule TO regarding the Company Offer, or the Schedule 14D-9 in response to the West 4 Offer, each filed with the Securities and Exchange Commission and also available for free on our website at www.lightstonecapitalmarkets.com.
Please see links below for a copy of letters to investors:
Letter to Stockholders - re West 4 Offer and Company Offer
Schedule 14D-9 Response
Schedule TO (Company Offer)
Sincerely,
The Lightstone Shareholder Services Team
(1)
For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values of the Company’s assets and liabilities in connection with the calculation of its most recently published estimated NAV per Share of $10.12, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 29, 2023, which can be found in the “SEC Filings” section of the Company’s website, www.lightstonecapitalmarkets.com. The Company’s most recently published estimated NAV per Share of $10.12 as of December 31, 2022 was calculated as of a specific date. Accordingly, the value of Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and capital markets. These risks have not been priced into the Company’s most recently published estimated NAV per Share of $10.12. There is no assurance of the extent to which the most current estimated valuation should be relied upon for any purpose after its effective date.

Forward-Looking Statements
The foregoing includes forward-looking statements. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management.
Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. These statements are not guarantees of future performance and the Company cautions the stockholders not to place undue reliance on forward-looking statements, which reflect the Company’s management’s and/or the advisor’s view only as of the date of this communication. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions the occurrence of unanticipated events or changes to future operating results, except as required by applicable law. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors. In particular, these statements are subject to the risk that the future NAV per share is not higher than the current NAV per share and the Self-Tender Offer is oversubscribed. In addition these statements also depend on other factors, including but not limited to the following: market and economic challenges experienced by the U.S. and global economies or real estate industry as a whole and the local economic conditions in the markets in which the Company’s investments are located. Additionally, the Company’s business and financial performance may be adversely affected by current and future economic and other conditions; such as inflation, recession, political upheaval or uncertainty, terrorism and acts of war, natural and man-made disasters, cybercrime, and outbreaks of contagious diseases; • the availability of cash flow from operating activities for distributions, if required to maintain our status as a real estate investment trust, or REIT; • conflicts of interest arising out of the Company’s relationships with its advisor and its affiliates; • the Company’s ability to retain its executive officers and other key individuals who provide advisory and property management services to it; • the Company’s level of debt and the terms and limitations imposed by its debt agreements; • the availability of credit generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt; • the Company’s ability to make accretive investments; • the Company’s ability to diversify its portfolio of assets; • changes in market factors that could impact the Company’s rental rates and operating costs; • the Company’s ability to secure leases at favorable rental rates; • the Company’s ability to sell its assets at a price and on a timeline consistent with its investment objectives; • impairment charges; • unfavorable changes in laws or regulations impacting the Company’s business, its assets or key relationships; and • factors that could affect the Company’s ability to qualify as a real estate investment trust.
Our mailing address is:
P.O. Box 219002, Kansas City, MO 64121-9002
Want to change how you receive these emails?
You can update your preferences or unsubscribe from this list